                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]

--------------------------------------------------------------------------------
NOTE TO READERS: The unaudited interim results included in this press release are presented on a U.S. GAAP basis. This release is intended to be read in conjunction with the company's summary operational results for the Media & Communications segment published on April 24, 2002. The entire press release issued on April 24 is available on the Company's web sites at www.vivendiuniversal.com or http://finance.vivendiuniversal.com. Complete U.S. GAAP first quarter financial statements will be available by the end of May.
--------------------------------------------------------------------------------

                                VIVENDI UNIVERSAL
                          REPORTS STRONG FIRST QUARTER
                         CONSOLIDATED FINANCIAL RESULTS

                               VIVENDI UNIVERSAL,
         INCLUDING THE MEDIA & COMMUNICATIONS AND ENVIRONMENT SEGMENTS,
                      REPORTED STRONG FIRST QUARTER GROWTH

         - Consolidated revenue grew 12% pro forma to 13.2 billion euros.

         - Consolidated Operating Income grew 11% pro forma to 781 million euros, excluding goodwill amortization.

         - Earnings Per Share (EPS) before the cumulative effect of an accounting change was 0.05 euros.


PARIS AND NEW YORK, APRIL 29, 2002 - Vivendi Universal [PARIS BOURSE: EX FP;
NYSE: V], including its Media and Communications and Environment segments, today reported strong consolidated revenue and operating income growth for the first quarter ended March 31, 2002.

A summary of the reported results is included in the following table:

                                VIVENDI UNIVERSAL
                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                             Actual                  Actual
                                                              2002                    2001
                                                        ----------------------------------------------
                                                                Unaudited U.S. GAAP basis.
                                                        In millions of euros, except per share data
                                                        ----------------------------------------------
Revenues                                                       13,178               11,310
Operating income                                                  781                  239 (1)
Interest expense, net                                            (349)                (298)
Other income                                                      328                  499
Income taxes                                                     (346)                (300)
Minority interest                                                (260)                (133)
Equity in losses of  unconsolidated companies                    (103)                (151)
Income (loss), before accounting change                            51                 (144)
Accounting change                                             (17,062)                 (39)
                                                        ----------------------------------------------
Net loss, after  accounting change                            (17,011)                (183)
Basic EPS before accounting change                               0.05                (0.14)
                                                        ----------------------------------------------
Basic EPS                                                      (16.52)               (0.18)
Average basic shares outstanding                                1,030                1,002
                                                        ==============================================

(1)      After subtracting 427 million euros of goodwill amortization.

        CHAIRMAN AND CHIEF EXECUTIVE OFFICER JEAN-MARIE MESSIER COMMENTS

"The consolidated financial results for the quarter demonstrate that Vivendi Universal is delivering on the strategy, goals and targets that we have articulated to our shareholders. In the first quarter of 2002, both Media & Communications and Vivendi Environnement delivered their targets.

"The Media & Communications financial results released last week, coupled with our consolidated results issued today, are testimony to our ability and conviction to deliver strong results in operations, cash flow, EBITDA and net income. As I said last week, because of our strong performance in the quarter, we are lowering our estimate of Media & Communications year-end Debt/EBITDA ratio to less than 3x by December 31, 2002.

"In a very difficult economic environment, characterized by many market uncertainties, Vivendi Universal's global businesses gained market share. In addition, strong improvement was achieved in cash management, debt reduction, synergies, management development and revenue growth.

"I reiterate that Vivendi Universal's 2002 priorities are: no significant acquisition activity; an aggressive plan for debt reduction; a clear focus on operations and cash management; a focus on developing new synergies to create greater revenues; and, a strategy to mitigate the sources of negative operating free cash flow. These priorities should contribute to creating greater value for our employees and shareholders."

                            BUSINESS UNIT HIGHLIGHTS

As highlighted in the company's press release of April 24, 2002, located at Vivendi Universal's web site at http://www.vivendiuniversal.com/vu2/en/news/00000913.cfm, the MEDIA & COMMUNICATIONS segment (which includes the operations of Music, Publishing, TV & Film, Telecoms and Internet), reported strong financial results. On a pro forma basis, excluding Vivendi Universal's publishing businesses to be disposed of (including the B-to-B and Health businesses whose sale is expected to be completed in the second quarter), Media and Communications reported:

         - A strong surge of operational free cash flow, up 159% to 1.4 billion euros, well ahead of expectations;

         - Strong operating results in the first quarter: revenue organic growth of 13% to 6.8 billion euros; EBITDA growth, up 18% to
                  1.1 billion euros; and solid operating income growth, up 37% to 408 million euros. All were significantly ahead of budget;

         - Net debt fell from approximately 19 billion euros to approximately 17 billion euros.

VIVENDI ENVIRONNEMENT (PARIS BOURSE: VIE; NYSE: VE) also performed exceptionally well during the first quarter of 2002. As stated in the VE's first-quarter financial results statement, issued today in French GAAP, revenue for the quarter was up 12.4% to 7.5 billion euros, ahead of target for year EBIT growth of 10.3% for core businesses. Consolidated revenue for the first quarter of 2002 increased 12.4% to 7.5 billion euros compared with the prior year's quarter (6.7 billion euros), including internal growth of 6.2%. Excluding non-core businesses, revenue growth was 14%, including internal growth of 6.6%. Under French accounting standards, consolidated EBIT for the quarter was 481 million euros, representing growth of 8.1%. Excluding non-core businesses in the process of being divested, EBIT grew 10.3%. For further information, and a complete copy of the first quarter results is located at the Company's web site at http://www.vivendienvironnement.com.

                              CONSOLIDATED RESULTS

OPERATING INCOME:

Operating income at Media and Communications grew 27% on a pro forma (comparable) basis, and 44% on a reported basis. This was driven by strong operational results in most of the company's content and telecom businesses. It is important to note that the first quarter is typically Media & Communication's smallest quarter, owing to seasonal sales patterns. The Media and Communications segment issued a press release summarizing operational results on April 24th that included a detailed discussion of the key drivers of revenue, EBITDA and operating income growth. This release will primarily discuss items not covered in the April 24th release.

Under U.S. GAAP, operating income at Vivendi Environnement grew 22%, driven by 12% revenue growth reflecting new contracts and strong cost control. On a comparable basis, excluding amortization of indefinite-lived intangible assets, operating income grew 15%.

INTEREST EXPENSE:
Vivendi Universal reported 349 million euros of net interest expense in the quarter, up 51 million euros over the prior year period. The increase in net interest expense was predominantly attributable to higher debt levels, offset by a reduction in the average cost of debt in the first quarter from approximately 4.5% in 2001 to approximately 4% in 2002.

OTHER INCOME:
Other income fell 34% to 328 million euros. This decline was primarily attributable to lower proceeds from the sale of investments, offset in part by income recognized from the increase in fair market value of VU' s total return swap on 250.6 million shares of BSkyB: at March 31, 2002, BSkyB shares were valued at 832 pence, up from 756 pence at December 31, 2001. The BSkyB swap is marked to market each quarter.

INCOME TAX EXPENSE:
Vivendi Universal's effective tax rate rose to 46% in 2002 from 35% in 2001 (excluding goodwill amortization), principally because of losses at certain subsidiaries where associated tax benefits could not be recognized.

MINORITY INTEREST:
Minority interest nearly doubled primarily owing to increased income attributable to Cegetel minorities and the 2002 minority interest allocable to Maroc Telecom, which was acquired in April 2001.

EQUITY IN LOSSES OF UNCONSOLIDATED COMPANIES:
Equity in losses of unconsolidated companies improved by 32% in the first quarter of 2002, primarily attributable to USA Networks and Vivendi Universal Publishing affiliate earnings, offset in part by higher losses at Xfera, which included certain non-recurring licensing costs, and Vizzavi.

FAS 142 IMPAIRMENT:
As of January 1, 2002, the earliest period it was allowed to do so, Vivendi Universal adopted FAS 142 under US GAAP. The result of adopting FAS 142, after minority interests, is a 17 billion euros (15.5 billion euros of which is related to Media & Communications) one-time non-cash charge against the Company's first quarter income statement. The impact of this charge on the consolidated balance sheet was to reduce the carrying amount of goodwill by 18 billion euros.

The 17 billion euros charge is the U.S. GAAP counterpart of the 12.6 billion euros impairment charge recognized under French GAAP at December 31, 2001. The charge is higher under U.S. GAAP because there were higher carrying costs of goodwill in U.S. GAAP compared with French GAAP. Of the approximate 4.5 billion euros difference, approximately 2 billion euros was associated with the acquired Seagram businesses, 1.5 billion euros was associated with the acquired Canal+ businesses and 1 billion euros was connected with Vivendi Environnement.

Going forward, in accordance with FAS 142, goodwill and indefinite-lived other intangible assets are no longer amortized.

VIVENDI UNIVERSAL - COMPANY DESCRIPTION

Vivendi Universal is a consumer-focused, performance-driven and values-based global media and communications company, positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its MUSIC, PUBLISHING and TV & FILM units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its TELECOMS and INTERNET units. Vivendi Universal also holds a 63% interest in the world's leading environmental services company, Vivendi Environnement.

VIVENDI ENVIRONNEMENT - COMPANY DESCRIPTION

Vivendi Environnement is a world leader in providing environmental services to municipalities and corporations around the globe. The company's activities are conducted primarily through four subsidiaries, each of which concentrate on a different category of service: VIVENDI WATER (water), ONYX (waste management), DALKIA (energy services), and CONNEX (transportation).

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

CONTACTS :
--------------------------------------------------------------------------------
     MEDIA RELATIONS:                        INVESTOR RELATIONS:
     PARIS                                   PARIS
     Martine Esquirou                        Laura Martin
     +33 (1).71.71.3120                      +33 (1).71.71.1084 or
     Antoine Lefort                          917.378.5105
     +33 (1).71.71.1180                      Laurence Daniel
     Alain Delrieu                           +33 (1).71.71.1233
     +33 (1).71.71.1086                      NEW YORK
     NEW YORK                                Eileen McLaughlin
     Anita Larsen                            +(1) 212.572.8961
     +(1) 212.572.1118
     Mia Carbonell
     +(1) 212.572.7556
--------------------------------------------------------------------------------

                                VIVENDI UNIVERSAL
                        CONSOLIDATED STATEMENT OF INCOME
                          THREE MONTHS ENDED MARCH 31,
                          (U.S. GAAP Basis, Unaudited)

                                                                                 Three Months Ended
                                                                                     March 31,
                                                                          2002                          2001
                                                                     ---------------             -------------------
                                                                     (In millions of euros, except per share amounts)
REVENUES                                                                  13,178                       11,310
Cost of revenues                                                          (9,055)                      (7,582)
Selling, general and administrative expenses                              (3,036)                      (2,819)
Amortization of goodwill                                                      --                         (427)
Amortization of other intangible assets                                     (306)                        (243)
                                                                         -------                      -------
OPERATING INCOME                                                             781                          239
Interest expense, net                                                       (349)                        (298)
Other income                                                                 328                          499
                                                                         -------                      -------
INCOME BEFORE INCOME TAXES, MINORITY INTEREST, EQUITY INTEREST,
     AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                              760                          440
Income tax expense                                                          (346)                        (300)
Minority interest                                                           (260)                        (133)
Equity in losses of unconsolidated companies                                (103)                        (151)
                                                                         -------                      -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                   51                         (144)
Cumulative effect of accounting change, after tax                        (17,062)                         (39)
                                                                         -------                      -------
NET LOSS                                                                 (17,011)                        (183)
                                                                         =======                      =======

EARNINGS (LOSS) PER SHARE - BASIC

     Income (loss) before cumulative effect of accounting change            0.05                        (0.14)
     Cumulative effect of accounting change, after tax                    (16.57)                       (0.04)
                                                                         -------                      -------
     Net loss                                                             (16.52)                       (0.18)
                                                                         =======                      =======

EARNINGS (LOSS) PER SHARE - DILUTED

     Income (loss) before cumulative effect of accounting change            0.05                        (0.14)
     Cumulative effect of accounting change, after tax                    (16.57)                       (0.04)
                                                                         -------                      -------
     Net loss                                                             (16.52)                       (0.18)
                                                                         =======                      =======

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (in millions)
     Basic                                                               1,029.9                      1,001.5
     Diluted                                                             1,075.4                      1,046.2

                                VIVENDI UNIVERSAL
                            BUSINESS SEGMENT RESULTS
                          THREE MONTHS ENDED MARCH 31,
                          (U.S. GAAP Basis, Unaudited)

                                                               Three Months Ended March 31,                   % Change
                                                            ----------------------------------      --------------------------------
                                                            Actual       Actual      Pro Forma      Actual 2002 vs    Actual 2002 vs
                                                             2002         2001        2001 (1)        Actual 2001     Pro Forma 2001
                                                            -------      -------     ---------      --------------    --------------
                                                                (In millions of euros)
REVENUES

       Music                                                  1,364        1,446        1,446              -6%             -6%
       Publishing                                               938          817          937              15%              0%
       TV&Film                                                2,574        2,077        2,077              24%             24%
           Universal Studios Group                            1,375        1,001          976              37%             41%
           CANAL+ Group & Other                               1,199        1,076        1,101              11%              9%
       Telecoms                                               2,186        1,495        1,833              46%             19%
       Internet                                                  47           19           42             139%              8%
                                                            -------      -------      -------          ------          ------
       MEDIA & COMMUNICATIONS                                 7,109        5,854        6,335              21%             12%
       Environmental Services                                 6,029        5,406        5,406              12%             12%
       Non-core businesses                                       40           50           50             -20%            -20%
                                                            -------      -------      -------          ------          ------
TOTAL VIVENDI UNIVERSAL                                      13,178       11,310       11,791              17%             12%
                                                            =======      =======      =======          ======          ======
RECONCILIATION OF MEDIA & COMMUNICATIONS
    EBITDA (2) TO OPERATING INCOME (3)
       Music                                                    137          180          180             -24%            -24%
       Publishing                                                43          103           57             -58%            -25%
       TV&Film                                                  344          300          300              15%             15%
           Universal Studios Group                              208          134          165              55%             26%
           CANAL+ Group & Other                                 136          166          135             -18%              1%
       Telecoms                                                 749          433          576              73%             30%
       Internet                                                 (39)         (49)         (50)             20%             22%
                                                            -------      -------      -------          ------          ------
                                                              1,234          967        1,063              28%             16%
       Holding & Corporate                                      (63)         (51)         (51)            -24%            -24%
                                                            -------      -------      -------          ------          ------
MEDIA & COMMUNICATIONS EBITDA                                 1,171          916        1,012              28%             16%
Less:     Depreciation                                         (495)        (369)        (424)            -34%            -17%
          Amortization                                         (143)        (138)        (139)             -4%             -3%
          Amortization of sports rights at CANAL+ Group        (100)         (95)         (95)             -5%             -5%
          Amortization of book plates at VUP                    (15)          (8)          (8)             -88%           -88%
          Restructuring charges                                  (3)          (5)          (5)             40%             40%
          Other one-time items                                   21            2            2              NA              NA
                                                            -------      -------      -------          ------          ------
MEDIA & COMMUNICATIONS OPERATING INCOME (3)                     436          303          343              44%             27%
                                                            =======      =======      =======          ======          ======
OPERATING INCOME (3)
       Music                                                     27           69           69             -61%            -61%
       Publishing                                               (31)          58            1            -153%             NA
       TV&Film                                                   84           32           32             163%            163%
          Universal Studios Group                               148           69          101             114%             47%
          CANAL+ Group & Other                                  (64)         (37)         (69)            -73%              7%
       Telecoms                                                 487          265          366              84%             33%
       Internet                                                 (50)         (55)         (59)              9%             15%
                                                            -------      -------      -------          ------          ------
                                                                517          369          409              40%             26%
       Holding & Corporate                                      (81)         (66)         (66)            -23%            -23%
                                                            -------      -------      -------          ------          ------
       MEDIA & COMMUNICATIONS                                   436          303          343              44%             27%
       Environmental Services                                   347          284          284              22%             22%
       Non-core businesses                                       (2)          79           79            -103%           -103%
                                                            -------      -------      -------          ------          ------
TOTAL VIVENDI UNIVERSAL                                         781          666          706              17%             11%
                                                            =======      =======      =======          ======          ======

(1) The pro forma information illustrates the effect of the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each year presented and includes no other adjustments. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on results for the total TV & Film business segment.

(2) As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including amortization of acquired sports rights at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items, and does not reflect adjustment for any minority interests in fully consolidated subsidiaries.

(3)      Excludes amortization of goodwill.